August 27, 2009

Ms. JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160

> **Re:** **Midwest Banc Holdings, Inc.**
> **Form S-4 filed August 3, 2009, File No. 333-160985**
> **Preliminary Proxy Statement (Depositary Shares Proxy Statement)**
> **filed August 3, 2009, File No. 001-13735**
> **Preliminary Proxy Statement (Common Stock Proxy Statement)**
> **filed August 3, 2009, File No. 001-13735**

Dear Ms. Sannasardo Lilek:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2008. All comments will need to be fully resolved and incorporated as appropriate into your filings referenced above before we act on a request for acceleration of the effectiveness of the registration statement.

2.   Please note the updating requirements of Rule 8-08 of Regulation S-X. Additionally,
        please also include an updated consent of your independent registered public accounting
        firm in your next amendment.

3.   We note that you intend to determine the Relevant Price and the exchange ratio on the
        expiration date of the offer. Please provide us with your analysis as to how use of this
        pricing mechanism does not result in the need to extend the offer for 10 business days
        pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). We may have further comment.

4.   Please provide us with your analysis of whether Exchange Act Rule 13e-3 is applicable.
        To the extent you are attempting to rely on an exemption specified in Rule 13e-3(g)(2),
        please clarify in your response and specify in your disclosure whether the exchange offer
        is conditioned on (i) the continued listing on NASDAQ and (ii) NASDAQ approval to
        list, the common stock shareholders are to receive in the offer. We may have further
        comment.

Special Note Regarding Forward Looking Statements, page ii

5.   We note the disclaimer that you do not undertake any obligation to update any forward-
        looking statements to reflect events after the time the prospectus is filed with the SEC.
        This disclaimer is inconsistent with your disclosure obligations under Rule 13e-4(e)(3)
        which requires that you amend the offer document to reflect a material change in the
        information previously disclosed. Please revise your disclosure and confirm that you will
        avoid using this statement in all future communications.

The Amendments, page 5

6.   We note that you are requiring holders to take action in favor of the Depositary Shares
        Proposals and the Common Stock Proposals, as applicable, as a condition to validly
        tender their Depositary Shares. Please revise to include in the prospectus all of the
        information required in a proxy statement pursuant to Section 14(a) of the Exchange Act
        with respect to each of the relevant proposals.

Risk Factors

Risks Related to Not Participating in the Exchange offer, page 16

7.   Please revise this Risk Factor to clearly state that you intend to delist any remaining
        Depositary Shares from trading on NASDAQ. Please refer to your disclosure on page
        178 regarding your intention to delist.

Risks Related to Our Business, Operations and Industry, page 18

8.   Please include a discussion in the Risk Factors section under its own caption regarding any concerns that you or your auditors have regarding your ability to continue as a going concern. If you believe that such a discussion is not appropriate in the Risk Factors section, please provide us with your analysis.

Selected Financial Data, page 34

9.   Please update the summarized financial information presented in accordance with Item 1010(c) of Regulation M-A through the quarter ended June 30, 2009. Additionally, please revise to include all the information required by Item 1010 (c) of Regulation M-A. We note for example, the absence of disclosure regarding the ratio of earnings to fixed charges.

Terms of the Exchange Offer, page 170

10.   Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Conditions of the Exchange Offer, page 171

11.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

12.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform security holders of how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Expiration Date; Extension; Termination; Amendment, page 173

13.   You reserve the right, "regardless of whether or not the conditions to the Exchange Offer have been satisfied but subject to applicable law, to terminate the Exchange Offer, prior to the time it expires." Your disclosure should be revised to confirm that applicable law would preclude any termination unless such termination was pursuant to a stated condition of the offer. Please advise us of the circumstances under which the exchange offer may be terminated when all of the offer conditions have been satisfied. Alternatively, revise to remove the implication that the exchange offer may be cancelled in your exclusive discretion at any time and for any reason. Refer to Section 14(e) of the Securities Exchange Act of 1934.

Acceptance of Depositary Shares for Purchase…, page 176

14.   You reserve the right to transfer or assign the right to exchange securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase securities in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Market Price, Dividend and Distribution Information, page 179

15.   Revise to include the information required by Item 201(d) and 201(e) of Regulation S-K. Refer to Item 14(d) of Form S-4.

Exhibits

16.   Please include any missing exhibits, including Exhibit 21 as we may have additional comments. Refer to Item 601 of Regulation S-K.

Preliminary Proxy Statements

General

17.   To the extent any of the comments below are applicable to the Form S-4 or both proxies, please revise each document accordingly.

Preliminary Proxy Statement (Depositary Shares Proxy Statement)

18.   We note that each of the Dividend Blocker Amendment calls for amendments to the certificates of designation for the Series A Preferred Stock. Please tell us how you concluded that each amendment to a particular certificate of designation should not be submitted as a separate matter to be acted upon. Refer to Exchange Act Rule 14a-4(a)(3).

19.   We note that the amendments to your Certificate and certificate of designation require the affirmative vote of holders of two-thirds of the Depositary Shares, voting together as a class. Please tell us how, under Delaware law and your Certificate, you concluded that the Depositary Shares vote together as a class on each of these matters, rather than each series voting separately.

20.   We note you are also seeking approval to adjourn, postpone or continue the special meeting to permit further solicitation of proxies; please add this as a voting bullet to your notice to shareholders.

21.   Please revise to disclose the method by which votes will be counted, including the treatment and effect of abstentions. Refer to Item 21(b) of Schedule 14A.

22.   Please include a draft of the Tendering Voting Instruction and Non-Tendering Voting Instruction in your amended filing. The Staff may have additional comments upon its review.

23.   Please clarify in the beginning of the letter to Holders of Depositary Shares and throughout the document when discussing the effects of providing Voting Instructions that even if the Holders of Depositary Shares approve the Dividend Blocker Amendment, the Director Amendment and/or the Preferred Stock Issuance, the board of directors still reserves the right to abandon any of these amendments regardless of the voting instructions Holders provide on these proposed amendments.

24.   Please see our comment above. Similar clarifications should be made in the letters to the Holders of Depositary Shares and Common Stockholders regarding the items the board of directors still reserves the right to abandon in your Common Stock Proxy Statement.

Background of the Transaction, page 18

25.   We note your disclosure that a "significant number of Depositary Shares must be exchanged" in the Exchange Offer. Please revise the disclosure here and elsewhere to provide greater detail such as a minimum amount or a minimum range, discussing the amount of shares that need to be exchanged to successfully complete the Exchange Offer and for you to move forward with your Capital Plan.

Background and Reasons for the Senior Preferred Stock Issuance, page 25-26

26.   Amend this section to include the discussion of the reasons that you have applied to participate in the Capital Assistance Program ("CAP") and the status of your application.

Terms of the Senior Preferred Stock, page 26

27.   Please revise your disclosure to either provide a direct link to the Capital Assistance
        Term Sheet or include it as an Annex to your proxy statement.

Preliminary Proxy Statement (Common Stock Holders Proxy Statement)

Proposed Proxy Card

28.   Please provide greater detail in the proxy card describing each proposal. The information
        on the proxy card shall clearly identify each separate matter to be acted upon. You
        should consider utilizing the descriptions in your cover letters to Holders of Depositary
        Shares and Common Stockholders. Refer to Exchange Act Rule 14a-4.

Effect of the Authorized Share Increase on Stockholders, page 31

29.   Disclose the status of your CAP application, including any communication with Treasury
        regarding your "Capital Plan."

30.   Disclose the material terms of your participation in the CAP. Describe the material terms
        of the securities and warrants you will issue to the Treasury Department.

31.   Disclose the estimated proceeds of your proposed sale of securities to the Treasury
        Department and disclose how you expect to use them.

32.   Please discuss how your participation in the CAP may
        • impact the rights of your existing common shareholders;
        • require you to expand your board of directors to accommodate Treasury
          Department appointments to it;
        • require you to register for resale securities you have issued to the Treasury
          Department; and
        • impact how you operate your company, for example, how the terms of participation
          will require you to restructure your executive compensation arrangements.

33.   Disclose whether you will modify any plans or contracts to comply with limits on
        executive compensation established by Section 111 of the Emergency Economic
        Stabilization Act of 2008.

                                        * * *

Closing Comments

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Melissa Duru of the Office of Mergers and Acquisitions at (202) 551-3757, Eric Envall at (202) 551-3234 or to me at (202) 551-3464.

Sincerely,

Kathryn S. McHale

cc: John Blatchford
         Vedder Price P.C.
         222 N. LaSalle Street, Suite 2600
         Chicago, Illinois 60601
         Facsimile (312) 609-5005

         Timothy Sullivan
         Hinshaw & Culbertson, LLP
         222 N. LaSalle Street, Suite 300
         Chicago, Illinois 60601
         Facsimile (312) 704-3001